Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in Registration Statements No(s). 333-13574, 333-118019 and 333-119276 on Form S-8, No(s). 333-84786, 333-142652 and 333-142670 on Form F-3, and No. 333-159551 on Form F-10, and to the use of our reports dated February 16, 2011 relating to the consolidated financial statements of Nexen Inc. and subsidiaries (the “Corporation”) (which report expresses an unqualified opinion and includes an emphasis of matter paragraph relating to the adoption of the Financial Accounting Standards Board guidance for Oil and Gas Reserve Estimation and Disclosure, which is effective for years ended on or after December 31, 2009) and the effectiveness of the Corporation’s internal control over financial reporting appearing in this Annual Report on Form 40-F of the Corporation for the year ended December 31, 2010.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Independent Registered Chartered Accountants
Calgary, Canada

February 24, 2011